  Exhibit 99.1

High Tide to Acquire Mississauga Retail Cannabis Store

The Company Maintains its Market Leadership Position in Mississauga with its Sixth Location in the City

CALGARY, AB, June 26, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it has entered into a definitive asset purchase agreement dated June 25, 2024 (the "Purchase Agreement") pursuant to which High Tide will acquire a retail cannabis store in Mississauga, Ontario, currently operating as Cantopia for $600,000 (the "Transaction"). The store is located at 6400 Millcreek Drive, Mississauga and is situated in a bustling retail plaza surrounded by several small businesses. It is adjacent to an internationally recognized quick-serve restaurant and is steps away from a national discount retailer and a Canadian discount grocery chain.

For the trailing three months ended May 31, 2024, the store generated annualized revenue of $2.3 Million and annualized Adjusted EBITDA1 of $0.4 Million. The purchase price represents 1.5x annualized Adjusted EBITDA for the trailing three months ended May 31, 2024.

"High Tide has always been focused on quality over quantity when looking at M&A opportunities, and this acquisition is another example of our targeted strategy. Since the end of calendar 2022, we have been focusing on greenfield growth, adding 24 locations organically with effectively no M&A. As it has been and continues to be a buyers' market, we have been patient pursuing only the highest quality opportunities while not chasing any deals or giving into unrealistic seller's expectations, unlike some of our peers," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"As the Canadian retail cannabis market is going through heightened consolidation, many operators are assessing the current macro conditions and the limited options available to them. Joining the High Tide family allows these retailers to weather the storm while providing us with fully operational sites with strong revenues for reasonable multiples. I am pleased to add another highly accretive store to our outstanding retail portfolio and look forward to more strategic and accretive M&A as the opportunities arise," added Mr. Grover.

All figures are expressed in Canadian dollars unless otherwise noted.

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[1] Adjusted EBITDA is a non-IFRS financial measure.

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, Alcohol and Gaming Commission of Ontario approval, and other customary conditions of closing, is expected to close in the coming weeks. The Consideration (the "Consideration") for the Stores being acquired will be $600,000 paid in cash on the closing of the Transaction (the "Closing"). The purchase price represents 1.5x annualized Adjusted EBITDA for the three months ended May 31, 2024.

From the Consideration, an amount equal to approximately $150,000 will be held in escrow for a period of twelve (12) months by High Tide's lawyers to satisfy Cantopia's indemnity with respect to possible claims based on breaches of representation and warranties.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count2. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 174 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Silipipe, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

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[2] As reported by ATB Capital Markets based on store counts as of February 8, 2024

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing and ability to satisfy the closing conditions and complete the Transaction, and the receipt of all necessary regulatory and stock exchange approvals. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION : Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 26-JUN-24